ADVANCED BIOENERGY, LLC

10201 Wayzata Boulevard, Suite 250
Minneapolis, Minnesota 55305
(763) 226-2701

BY EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:	Pamela A. Long
Assistant Director

Re:	Advanced BioEnergy, LLC
Registration Statement on Form S-4
File No. 333 -139990

Ladies and Gentlemen:

With respect to the above-referenced Registration Statement on Form S-4 filed by Advanced BioEnergy, LLC with the Securities and Exchange Commission, Advanced BioEnergy hereby respectfully requests, under Rule 461, that the effectiveness of the Registration Statement be accelerated so that it will become effective at 10:00 a.m., Eastern Time, on May 3, 2007, or as soon thereafter as possible.

In connection with its request for acceleration, Advanced BioEnergy acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 and the rules and regulations thereunder as they relate to the proposed public offering of the securities in the above referenced registration statement.  Advanced BioEnergy also acknowledges that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  Advanced BioEnergy may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ RICHARD PETERSON

Richard Peterson

Chief Financial Officer